EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

April 3, 2012

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire and other news services on April 3, 2012.

Item 4.	Summary of Material Change

The Company reported today additional assay results from the lower portion of completed hole RR11-16 and completed holes RR11-17 and RR11-18 in the North Bullion Fault Zone (NBFZ) target.   Highlights of new assay results from RR11-18 include: 255 feet of 0.048 ozAu/st (77.8m of 1.63g) from 1070 to 1325 feet (326.1-403.9m), including 110 feet of 0.075 ozAu/st (33.5m of 2.58g) from 1180 to 1290 feet (359.7-393.2m). Previously reported assay results from the upper portion of RR11-16 included: 185 feet of 0.125 ozAu/st ( 56.4m of 4.29g) from 555 to 740 feet (169.2-225.6m), including 60 feet of 0.214 ozAu/st (18.3m of 7.34g).

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

April 3, 2012

GOLD STANDARD VENTURES CORP.
By:
“Richard Silas”
Corporate Secretary

(Please print here name of individual whose signature appears above.)

GOLD STANDARD CONTINUES TO INTERSECT THICK INTERVALS OF GOLD MINERALIZATION IN THE NORTH BULLION TARGET AT THE COMPANY’S RAILROAD PROJECT ON THE CARLIN TREND, NEVADA

April 3, 2012 - Vancouver, B.C., - Gold Standard Ventures Corp. (“Gold Standard”) (TSXV: GV; OTCQX: GDVXF) www.goldstandardv.com is pleased to report additional assay results from the lower portion of completed hole RR11-16 and completed holes RR11-17 and RR11-18 in the North Bullion Fault Zone (NBFZ) target (http://goldstandardv.com/conference).   Highlights of new assay results from RR11-18 include: 255 feet of 0.048 ozAu/st (77.8m of 1.63g) from 1070 to 1325 feet (326.1-403.9m), including 110 feet of 0.075 ozAu/st (33.5m of 2.58g) from 1180 to 1290 feet (359.7-393.2m). Previously reported assay results from the upper portion of RR11-16 included: 185 feet of 0.125 ozAu/st ( 56.4m of 4.29g) from 555 to 740 feet (169.2-225.6m), including 60 feet of 0.214 ozAu/st (18.3m of 7.34g).

Thick zones of gold mineralization occur within and below complex, tectonically broken to shattered zones within what has been interpreted to be multiple slide-blocks lying above, and affected by, large mineralized dissolution-collapse created breccia bodies developed within underlying carbonate rock units.  The breccia bodies encountered in our drill holes are locally more than 1500 feet thick. This geological setting of overlying, generally non-permissive siliciclastic rock units that provide a cap above carbonate rocks that have undergone large volumes of hydrothermal induced dissolution and collapse is a common theme and an ideal geological setting for the development of very large gold deposits in Nevada, examples of which include Gold Strike and Gold Quarry in the central and northern portions of the Carlin Trend.

“Early in our Railroad exploration program our drilling encountered large, thick zones of collapse breccias containing anomalous gold up to the one gram, or more, and these results led us into the NBFZ target area.  Potential economically important high grade feeders that created the breccias and fed in the gold mineralization are thoroughly obscured by the non-receptive capping units, and in places post-mineral volcanic rocks.  Gravity data combined with geochemistry provided good information for getting us close to the major structures and the possible flanking feeder zones, but it has now become the job of the drill and careful geological interpretation of drill core and assay results to further zero in on the high grade feeder zones.  We believe we may have clipped one of these feeders (185 feet of 0.125 ozAu/st) in hole RR11-16,” states Dave Mathewson, Vice President of Exploration.

Drill hole RR12-1 - currently in progress at 920 feet, is an eastward flatter angled -55° offset being drilled from the same site as RR11-18.  Drill hole RR12-2 – currently in progress at 1298 feet, is also an eastward flatter angled -55° offset being drilled from the same site as RR11-16.  Drill hole RR12-2 is approximately 300 feet to the south of RR12-1. These holes are designed to provide 150 to 300 foot offsets and lateral target comparisons and definition to the mineralization encountered in 18 and 16, and they are designed to further locate and configure potential high grade feeder zones toward the east and north to south within the NBFZ target area.  Additional drilling is being planned primarily to the north of these intercepts, but the south direction also remains open to high grade target opportunities.  The location of the eastern hard boundary to the mineralization -- comprised of a major fault -- is approximately known, but has not been intersected by drilling.  It is believed that these more flatly drilled (-55°) holes currently in progress may serve to locate the mineral system boundary, but more importantly will provide a greater chance of intersecting high-angle feeder zones and provide good cross-sectional information.

The company would also like to announce that drilling will continue with these two core rigs beyond RR 12-1 and RR 12-2 and will be joined by an additional 4 – 5 rigs to the Railroad Project in late May/early June as we ramp up our 2012 exploration program.

A conference call will be held by the company at 2:00 pm EST to discuss today’s release and the ongoing exploration program at Railroad. Dial in numbers are provided at the end of this press release.

NORTH BULLION FAULT ZONE
HOLE #	TD (M)	FROM (M)	TO (M)	INT. (M)	GOLD (G/T)	OTHER	INT. (FT)	GOLD (OZ/ST)
RR11-16 (Core) -700East	764.1 Incl. Incl. Incl.	169.2 170.7 179.8 181.4 298.7 318.5 349.0 359.6 402.3 463.3 512.1 748.9	225.6 189.0 185.9 187.5 306.3 330.7 352.0 365.7 437.4 477.0 524.3 752.9	56.4 18.3 1.6 1.6 7.6 12.2 3.0 6.1 35.1 13.7 12.2 4.0	4.29 7.34 14.7 14.9 0.754 0.719 0.369 0.556 0.397 0.441 0.334 0.375		185 60.0 5.0 5.0 25.0 40.0 10.0 20.0 115.0 45.0 40.0 13.0	0.125 0.214 0.429 0.434 0.022 0.021 0.011 0.016 0.012 0.013 0.010 0.011
RR11-17 (Core) -750East	831.5	253.4 373.4 411.5 506.0 524.3 557.8 570.0 705.6	265.0 376.4 415.4 512.1 538.0 563.9 573.0 710.2	2.6 3.0 3.9 6.1 13.7 6.1 3.0 4.6	2.450 0.450 0.380 1.290 0.622 0.437 0.375 0.378		8.5 10.0 13.0 20.0 45.0 20.0 10.0 15.0	0.071 0.013 0.011 0.038 0.018 0.013 0.011 0.011
RR11-18 (Core) -700East	707.4 Incl	107.8 301.8 326.1 359.7 534.9	109.8 309.4 403.9 393.2 537.9	2.0 7.6 77.8 33.5 3.0	1.84 1.63 2.58 0.415	590g/t Ag (17.02oz/st)	6.5 25.0 255.0 110 10.0	0.053 0.048 0.075 0.012
RR12-01 (Core) -550East	Drill Hole in progress
RR12-02 (Core) -550East	Drill Hole in progress

All reported assay intervals are based on certified ALS Minerals Laboratory assay results from split core.

All reported thicknesses are true mineral thicknesses at the particular location of these intercepts.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling was conducted under the supervision of the Company's project geologist and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box.  A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko.  The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver where they are digested and analyzed using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

E.L. "Buster" Hunsaker III, CPG-8137, an independent Qualified Person, as defined by NI 43-101, Standards of Disclosure for Mineral Properties, has verified the technical information and evaluated interpretations contained in this news release.

CONFERENCE CALL:

A conference call to discuss the drilling update will be held at 2 P.M. (EST) on April 3, 2012. Investors are invited to participate by connecting to the call using one of the following dial-in numbers and asking to be placed in the Gold Standard Conference call:

Date:                     April 3, 2012
Time:                    2:00 pm Eastern Standard Time
Dial in Number: 1- 416-850-9144 or toll free 1-866-400-3310

The call will be hosted by Jonathan Awde, president and chief executive officer, and Dave Mathewson, vice-president of exploration. Callers should refer to the newly posted slides posted on Gold Standard website that will be referenced during the meeting.

If you cannot participate on April 3, 2012, a replay of the conference call will be available by dialing one of the following replay numbers. You will be able to dial in and listen to the conference two hours after the meeting end time, and the replay will be available until April 17 2012. Please enter the replay Passcode No. 451060 followed by the pound key.

Replay dial-in:

Toll-free:  1-866-245-6755

International or local (Toronto)  1-416-915-1035

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 26,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 18,130 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward looking statements are neither promises nor guarantees, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

All of the forward-looking statements made in this news release are qualified by these cautionary statements and by those made in our filings with SEDAR in Canada (available at www.sedar.com) and with U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml) and in other reports on our website at www.goldstandardv.com at Investors Information